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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        Date of Report: January 28, 2002


                         Commission File Number: 0-30320


                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)


                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)


       Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                      Form 20-F     X        Form 40-F
                                 -------                ---------

       Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                      Yes                    No     X
                           ---------             -------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):

            82- N/A
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                               TRINTECH GROUP PLC
                                    Form 6-K


     On January 16, 2002, Trintech Group PLC granted to the following officer and member of its Board of Directors options for the following number of equivalent American Depositary Shares at the following exercise prices:

                                                                          Number of
                                                                           Options
          Name                              Title                         Granted(1)        Exercise Price
- -----------------------      ------------------------------------      ----------------     --------------
R. Paul Byrne                Chief Financial Officer and Director           68,000              $1.60

(1) Options exercisable for equivalent ADSs. Each ADS represents one half (1/2) of one of Trintech's ordinary shares.

     On January 23, 2002, Trintech Group PLC granted to the following member of its Board of Directors options for the following number of equivalent American Depositary Shares at the following exercise prices:

                                                                          Number of
                                                                           Options
          Name                              Title                         Granted(1)        Exercise Price
- -----------------------      ------------------------------------      ----------------     --------------
Edmund Jensen                Director                                       150,000              $1.60

(1) Options exercisable for equivalent ADSs. Each ADS represents one half (1/2) of one of Trintech's ordinary shares.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TRINTECH GROUP PLC



                                       By:    /s/ R. Paul Byrne
                                           -------------------------------------
                                              R. Paul Byrne
                                              Chief Financial Officer

Dated:  January 28, 2002